EXHIBIT 4.1
DESCRIPTION OF SECURITIES

The following is a summary of the capital stock of Oklo Inc. (the “Company”, “we”, “us” or “our”) and provisions of our Second Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”), our Amended and Restated Bylaws (“Bylaws”) and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation and Bylaws, copies of which are incorporated by reference as exhibits into our Annual Report on Form 10-K, of which this exhibit forms a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of General Corporation Law of the State of Delaware for additional information.

General

Authorized and Outstanding Stock

Our Certificate of Incorporation authorizes the issuance of shares of capital stock, each with a par value of $0.0001, consisting of (a) 500,000,000 shares of common stock (the “Common Stock”) and (b) 1,000,000 shares of preferred stock (the “Preferred Stock”).

Common Stock

Ranking

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock of any series as may be designated by the Board of Directors of the Company (the “Board”) upon any issuance of the Preferred Stock of any series.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of Preferred Stock, under our Certificate of Incorporation, the holders of our Common Stock possess all voting power for the election of directors and all other matters requiring stockholder action and are entitled to one vote per share on matters to be voted on by stockholders. The holders of our Common Stock at all times vote together as one class on all matters submitted to a vote of the Common Stock under our Certificate of Incorporation.

Dividends

Subject to limitations contained in the General Corporation Law of the State of Delaware (“DGCL”) and our Certificate of Incorporation, under our Bylaws, our Board may, but is not required to, declare and pay dividends upon the shares of our Common Stock, which dividends may be paid either in cash, in property or in shares of Common Stock.

Liquidation, Dissolution and Winding Up

In the event of the voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of our Common Stock will be entitled to receive all the remaining assets of the Company available for distribution to stockholders, ratably in proportion to the number of shares of our Common Stock held by them, after the rights of creditors of the Company and the holders of any outstanding shares of our Preferred Stock have been satisfied.
Preemptive or Other Rights

The holders of our Common Stock do not have preemptive or other subscription rights, and there are no sinking fund or redemption provisions applicable to our Common Stock.

Preferred Stock

Our Certificate of Incorporation authorizes 1,000,000 shares of Preferred Stock. Under our Certificate of Incorporation, our Board is authorized, subject to limitations prescribed by Delaware law, to issue Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any associated qualifications, limitations or restrictions. The Board is also able to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. The Board has the power to authorize the issuance of shares of Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of shares of Common Stock. The issuance of shares of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the market price of our Common Stock and the voting and other rights of the holders of shares of Common Stock.

The authority of the Board with respect to each series of Preferred Stock shall include, but not be limited to, the determination of the designation of the series, which may be by distinguishing number, letter or title; the number of shares of the series, which number the Board may thereafter increase or decrease, subject to certain restrictions under the Certificate of Incorporation; the amounts or rates at which dividends will be payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative; the dates on which dividends, if any, shall be payable; the redemption rights and price or prices, if any, for shares of the series; the terms and amount of any sinking fund, if any, provided for the purchase or redemption of shares of the series; the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company or upon the occurrence of any other event; whether the shares of the series shall be convertible into or exchangeable for, shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made; restrictions on the issuance or reissuance of shares of the same series or any other class or series; the voting rights, if any, of the holders of shares of the series generally or upon specified events; and any other powers, preferences and relative, participating, optional or other special rights of each series of Preferred Stock, and any qualifications, limitations or restrictions of such shares, all as may be determined from time to time by the Board and stated in the resolution or resolutions providing for the issuance of such Preferred Stock.

Dividends

The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements, the terms of any outstanding indebtedness and general financial condition. The payment of any cash dividends is within the discretion of the Board. In addition, it is not currently contemplated or anticipated that any stock dividends will be declared in the foreseeable future. Further, if the Company incurs any indebtedness, its ability to declare dividends may be limited by restrictive covenants it may agree to in connection therewith.

Transfers
Transfers of shares of capital stock of the Company shall be made only on the books of the Company or by transfer agents designated to transfer shares of capital stock of the Company. Subject to applicable law, shares of capital stock represented by certificates shall be transferred only on the books of the Company by the surrender to the Company or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the Company or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Certificate of Incorporation or by the Bylaws, the Company shall be entitled to treat the record holder of capital stock as shown on its books as the owner of such capital stock for all purposes, including the payment of dividends and the right to vote with respect to such capital stock, regardless of any transfer, pledge or other disposition of such capital stock until the shares have been transferred on the books of the Company in accordance with the requirements of the Bylaws.

Anti-Takeover Effects of Delaware Law and the Certificate of Incorporation and Bylaws

Some provisions of Delaware law, our Certificate of Incorporation and Bylaws contain provisions that could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. It is possible that these provisions may delay, deter or prevent transactions that stockholders might consider to be in their best interest or in our best interests, including transactions that might result in a premium over the prevailing market price for shares of our Common Stock.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Board. We believe that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of the Board to maximize stockholder value.

Authorized Preferred Stock

The ability of the Board, without action by the stockholders, to issue up to 1,000,000 shares of authorized but unissued Preferred Stock with voting or other rights or preferences as designated by the Board could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

Stockholder Meetings

Our Certificate of Incorporation provides that a special meeting of the stockholders may be called only by the majority of the total number of authorized directors whether or not there exists any vacancies in previously authorized directorships, the Chair of the Board, or our Chief Executive Officer.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our Bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board.

Elimination of Stockholder Action by Written Consent

Our Certificate of Incorporation does not permit our stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of stockholders.

Staggered Board of Directors

Our Certificate of Incorporation provides that the Board is divided into three classes. The directors in each class serve for a three-year term with one class being elected each year by our stockholders. This system of electing directors may tend to discourage a third party from attempting to obtain control of the Company because it generally makes it more difficult for stockholders to replace a majority of the directors.

Stockholders not Entitled to Cumulative Voting

Our Certificate of Incorporation does not permit our stockholders to cumulate their votes in the election of directors.

Director Vacancies

Our Certificate of Incorporation and Bylaws authorize the Board to fill vacant directorships, including newly created seats. In addition, the number of directors constituting the Board will be set only by resolution adopted by a majority vote of the Board. These provisions will prevent a stockholder from increasing the Board and gaining control of the Board by filling the resulting vacancies with its own nominees.

Supermajority Voting Requirements for the Amendment of our Certificate of Incorporation and Bylaws

Our Certificate of Incorporation provides that our Bylaws may be amended or repealed by the Board or by the affirmative vote of at least 66⅔% in voting power of the then outstanding shares of capital stock of the Company entitled to vote. In addition, our Certificate of Incorporation provides that the affirmative vote of holders of at least

66⅔% of the voting power of the then outstanding shares of capital stock of the Company generally entitled to vote will be required to amend certain provisions of our Certificate of Incorporation, including provisions relating to classified board structure, the size of its board, removal of its directors, special meetings of its stockholders, stockholder action by written consent, and exculpation of directors and officers.

Delaware Anti-Takeover Statute

The Company is subject to Section 203 of the DGCL, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date such persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board. Under Section 203 of the DGCL, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•before the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66⅔% of the outstanding voting stock which is not owned by the interested stockholder.

Under certain circumstances, Section 203 of the DGCL will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves either the business combination or the transaction, which results in the stockholder becoming an interested stockholder. Section 203 of the DGCL also may have the effect of preventing changes in the Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.